M E M O R A N D U M

          TO:       ______________________________

          FROM:     CAI Corporation

          DATE:     November 3, 1995

          This memorandum outlines the positions of CAI Corporation concerning the issues raised in the ongoing proxy contest between CAI and the incumbent Board of Directors and management of Commercial Federal Corporation.

          I.   Overview

               * CAI Corporation is the largest stockholder of CFC. It owns 8.75% of the outstanding shares of Commercial Federal Corporation common stock. We are long-term investors who first took a substantial position in CFC in 1989 and have never sold a share of CFC stock. Our 1,250,100 shares represented as much as 15% of the common stock prior to the issuance of additional shares in CFC's 1992 secondary offering and was 9.7% prior to the recent acquisition of Railroad Savings in October of 1995.

               *    CAI is currently engaged in a proxy
                    solicitation seeking to elect its two nominees to CFC's nine-member Board and to adopt a stockholder resolution requesting the CFC Board to promptly take action aimed at soliciting merger and acquisition proposals. CAI believes that its interests are identical to those of its fellow CFC stockholders -- to maximize the value of all of CFC's shares.

          II.  Sale or Merger of CFC

          CAI wants to maximize the value of all of CFC's shares through a sale or merger of the Company. We think the CFC Board and management are not committed to maximizing shareholder value. As with most incumbent Boards and managements, they appear to be content with running a publicly-held company and we believe that any efforts to maximize value have become secondary to their interest in remaining independent. If they prevail in this contest, we expect they will construe the vote as an endorsement of a "business as usual" policy and it will be years -- if ever -- before they seriously consider a premium sale or merger. The reasons to pursue a sale or merger now are compelling:

               A. The thrift industry is generally considered a dying industry, and consolidation into the banking industry is inevitable. This isn't just our view -- it's one shared by virtually all industry analysts. Why?

                    * Well run thrifts are not as profitable as well run banks. Due to the historical regulatory limitations on thrift product offerings, they cannot generate the same returns on their customer base that banks can. Well run banks command a higher PE multiple and return on assets than do well run thrifts.

                    *    Changes in technology are expected to
                         result in thrift retail branch networks
                         such as that operated by CFC being less
                         and less valuable.

                    * There is no longer a justifiable economic or political reason for a separate thrift charter. A combination of loan securitization, non-regulated mortgage companies and banks entering the mortgage business reduces the need for a separate thrift charter and, by increasing competition, reduces the profitability of thrifts.

                    * Thrifts cannot convert their operations to bank-like operations without a substantial investment of capital, sizable upfront costs and significant business risks.

               B. Now is a good time generally for healthy banks and thrifts to be sold.

                    * An unprecedented wave of consolidation is currently underway in the bank and thrift industry.

                    *    Historically high prices are currently
                         being paid by bank and thrift acquirors.

                    * The current high valuation of acquirors' stocks enables them to pay high prices.

                    *    Banks currently are seeking to grow
                         earnings and revenues through acquisitions and are still willing to pay significant premiums for traditional retail networks in order to achieve growth. The current intense competition for achieving this growth through acquisitions has raised the prices being paid for healthy targets.

                    * The current interest rate environment has raised the value of thrifts, because a substantial portion of their assets are interest rate sensitive and increase in value in a low interest rate environment.

                    * Bottom line -- there is no assurance that these various factors will continue for any particular period of time or that the current high prices for thrifts will continue to be available.

                    * We believe an institution should sell when it can at a premium price, not when it has to.

               C.   It is a particularly good time for CFC to sell.

                    *    CFC has recovered from the financial
                         disaster it experienced under current
                         management in the late 1980's, and is now a profitable institution with a clean balance sheet poised to be sold at a premium.

                    * Conversion of the stockholders' investment in CFC into an investment in a well-run diversified bank would allow stockholders to:

                         *    realize an immediate premium and sell
                              their shares for cash in the open
                              market if they choose, or

                         *    realize an immediate premium and own
                              stock of better diversified company
                              with greater capacity to increase EPS
                              and less risk.

                    * These factors have led us to conclude that a significant premium for CFC should be available today. Keefe, Bruyette & Co., a nationally known investment banking firm specializing in financial institutions, has analyzed for us the premiums to book value, tangible book value and LTM EPS paid by acquirors of thrifts in recent comparable transactions (14 deals with values over $200mm announced since March
                         1994).  This analysis indicates that a
                         buyer should be prepared to pay a
                         substantial premium over CFC's current
                         market price.  And it's important to
                         recall that while CFC currently is trading at about $33, it traded as low as $18 7/8 in the last 12 months and in the range of $27 to $28 as recently as June 30, 1995 -- before CAI publicly stated its intention to actively pursue a sale or merger of CFC. If CAI does not succeed in this proxy contest, and the CFC Board continues unchallenged with a "business as usual" policy, we are concerned that CFC stock may retreat to lower levels.

                    *    Other independent analysts also have
                         publicly stated their opinion that CFC
                         shareholders would receive a premium price if a merger or sale was pursued now.

                    * Keefe, Bruyette & Woods has also analyzed six likely acquirors of CFC and the effect that a stock-for-stock acquisition of CFC would have on the earnings per share and capital of these acquirors at various prices. This analysis shows that all of the likely acquirors could consummate an acquisition of CFC at a substantial premium without suffering any earnings dilution as long as cost-savings were within the range of those which could reasonably be expected.

                    *    CFC claims that an annual EPS growth of
                         15% is sustainable. We believe that annual earnings growth of 5-8% is far more likely.

               D.   There are significant risks in waiting.

                    *    It appears to us that CFC's Board of
                         Directors mistakenly believes that they
                         can always sell the Company in the future at the same premium over book value as they can today and that therefore, as long as CFC is profitable, there is nothing to be lost by not pursuing a sale or merger now. We disagree.

                    *    Any one or more of the following macro
          economic and microeconomic factors could
                         reduce the value of CFC in the future:

                         *    Current wave of consolidation may
                              end.

                         *    A significant and/or prolonged
                              increase in interest rates.

                         *    Bank stock prices may decline in
                              general due to increased interest
                              rates, declining credit quality or
                              decreasing loan demand resulting in
                              declining earnings growth.  A lower
                              valuation for acquirors' stocks would
                              make it likely that they would
                              decrease the premiums offered to target
                              institutions.

                         *    CFC's credit quality could deterio
                              rate, either through future acquired
                              assets or existing assets.

                         *    Technological changes in the banking
                              sector could accelerate and make
                              historical branch distribution
                              systems become less attractive to
                              acquirors.  Once this happens the
                              premiums over book value for branch
                              networks may decrease substantially.

                         *    The number of potential acquirors has
                              already decreased and may continue to
                              do so, resulting in less competition
                              for the CFC franchise.  Buyers today
                              may be acquired themselves and larger
                              companies may change acquisition
                              priorities to different geographic
                              regions, particularly if they have
                              already consummated acquisitions of
                              other institutions in CFC's markets.
                              Deposit market caps imposed by state
                              law could eliminate potential
                              acquirors, like First Bank Systems.

                         *    The mortgage banking business becomes
                              less profitable due to regulatory and
                              competitive changes.  Cut throat
                              pricing and competition could limit
                              profitable growth opportunities.

          III. Lack of Responsiveness to Stockholders

          CFC's Board of Directors is not responsive to stockholders. It is important to send the strongest possible message to the Board of Directors that stockholders desire a sale or merger now. This will only be done by electing CAI's two nominees, adopting CAI's sell or merge resolution and rejecting the CFC Board's resolution. The Board's resolution doesn't really do anything -- it's just the Board's way of saying "leave us alone so we can continue to do whatever it is we've been doing." A clear, unambiguous message is needed because the Board has historically been, and continues to be, non-responsive to stockholder interests. Indications of this behavior include:

               * CFC has adopted anti-takeover provisions triggered by the acquisition of more than 15% of the common shares by anyone the Board does not approve of.

               * The Board states in its own proxy statement (p.17) that it intends to utterly ignore the views of stockholders if CAI's resolution calling for a sale or merger is adopted.

               * The Board states in its own proxy statement (p.4) that it may resist putting CAI's nominees, if elected, on the Board of CFC's principal bank subsidiary even though every current CFC director also serves as a bank director and this practice is standard in the industry.

               * The Board states in its own proxy statement (p.15) that even though CAI proposed its nominees almost two months ago in accordance with CFC's advance notice by-laws, the Board may still determine to challenge CAI's right to nominate Board candidates and try to deny CFC's stockholders the opportunity to elect CAI's nominees.

               * CFC has consistently delayed furnishing CAI with information concerning the holders of CFC's stock so that CAI has not had the same opportunity as CFC's Board and management to communicate with and solicit proxies from CFC stockholders.

               * The Fitzgerald family has controlled CFC for 100 years. Bill Fitzgerald dominates the Board. Given the long-time family ties to CFC, we very much doubt he would willingly support a sale or merger.

               * The Board has not been entirely candid with CFC stockholders concerning the performance of CFC under Mr. Fitzgerald and a majority of the current directors. Comparing current performance and current stock prices to 1990 is somewhat disingenuous. CFC suffered substantial losses and severe financial setbacks in the late 1980's and anything looks good in comparison to 1990. If you look back a few more years -- to the beginning of fiscal 1987 -- the picture is very different:

                    * On June 30, 1986, the price of a CFC share was $19.38. By August 31, 1990, the price had plunged to $1.63 -- a loss in value per share of more than 90%.

                    *    Over the nine-year period from June 30,
                         1986 to June 30, 1995, the average
                         compound annual rate of return on CFC
                         shares was only 3.86% -- less than the
                         average yield on a federally-guaranteed
                         one-year treasury bill during the same
                         period.

                    *    During the same nine-year period, the
                         average annual return on the S&P 500 index was 12.51%.

                    * In fiscal 1987, CFC's earnings per share were $2.99. In the eight subsequent fiscal years, earnings per share averaged less than $.75. (Earnings per share is calculated before extraordinary items and before cumulative effects of changes in accounting principles.)

                    *    Over the two year period from June 30,
                         1993 to June 30, 1995 the CFC stock price has only increased $1 or 3.81%!

          * In CAI's 1993 agreement with CFC, CAI was granted the right to participate in the Board's annual planning session. CAI has participated in the last two annual planning meetings of CFC's Board as well as numerous other meetings with the Board. In its numerous meetings with the Board, CAI has never observed the Board exploring any alternative other than continued independence.

          IV.  CAI's Qualified Nominees

          CAI's nominees are well qualified to serve on the CFC
          Board and stockholders interests will be well served by their election. CFC knows us well and knows our backgrounds. If they were being forthright with stockholders, they would not be questioning our qualifications.

               * Robin Glackin, age 50, is President and Chief Executive Officer and one-third owner of CAI Corporation. After receiving his MBA from Columbia University, he joined Citibank in New York in 1975 where, within four years, he was responsible for all of the operations and marketing for fifty commercial bank branches. In 1981, he became President and Chief Operating Officer of a large troubled Texas thrift subsidiary of a New York Stock Exchange listed company. The thrift soon returned to profitability and became known to its competitors as a technological and marketing leader. In 1986, he left the thrift to open a consulting practice with his wife, a marketing executive, to advise businesses on improving their operations and profitability. His clients included companies in the financial services, communications and real estate industries. In 1987, he became Chief Administrative Officer for a national real estate development firm with $13 billion in assets, while his wife continued the consulting practice. He also co-founded Mortgage Innovations and published a monthly mortgage trade magazine, The Servicing Transfer Update. Mr. Glackin is a director of a community national bank which is unaffiliated with CFC.

               * Steven Ellis, age 37, is Senior Vice President and Treasurer and one-third owner of CAI Corporation. After he received his degree in business and accounting from Abilene Christian University in 1980, he joined the international accounting firm of Arthur Andersen & Co. where, as a certified public accountant, his duties included supervising annual audits and due diligence reviews of banks and thrifts and teaching other CPAs bank auditing courses. He then joined Ferguson and Company, a nationally known financial services consulting firm, in 1985, where he supervised the senior consulting staff responsible for all business planning, regulatory consulting and merger and acquisition projects. In 1989, Mr. Ellis was a founding partner of Lax, Boston & Ellis, an investment banking firm which advised banks and thrifts in capital planning, balance sheet restructuring and a number of other areas. He also co-founded Mortgage Innovations, where he directed a consulting practice advising banks, thrifts and mortgage banking companies in the mortgage acquisition and servicing business and provided expert witness testimony on mortgage related matters. Mr. Ellis is currently a director of a community national bank which is unaffiliated with CFC.

               *    Contrast Messrs. Glackin's and Ellis'
                    significant experience in the bank and thrift-industry to the two outside directors nominated by CFC--an orthopedic surgeon (Michael O'Neil) and a local real estate agent (Sharon Marvin). We have no objection to having people with diverse backgrounds serving on bank boards--in fact, it can be quite helpful. We do object to having our qualifications challenged by the CFC Board. CAI's nominees have spent virtually their entire business careers focused on financial services, banks and thrifts.

               * CAI is only seeking 2 of 9 seats, is not seeking control and is not seeking to oust Mr. Fitzgerald. One of the Board's 3 nominees is guaranteed election, and because cumulative voting applies in the election, the Board can guarantee that Mr. Fitzgerald is the Board candidate elected.

               * The interests of CAI and other stockholders are absolutely aligned because:

                    *    CAI is CFC's largest stockholder.

                    *    CAI has held an interest in CFC since
                         1989, and is very familiar with CFC's
                         business and operations.

                    *    CAI has never sold a share of CFC stock
                         since taking its position in 1989.

                    *    CAI's only interest is to maximize the
                         value of all of CFC's shares.

                    *    CAI is not seeking to buy CFC.

                    *    CAI is not seeking to control the Board.

                    *    CAI is not working on behalf of any
                         potential acquiror.

                    * CAI has no special reason to desire a sale or merger now which is not shared by other stockholders.

                    *    CAI is not in favor of a sale at any
                         price. CAI only favors a sale or merger if efforts to solicit offers results in an offer which makes sense. As recently as last February, CAI presented a written report to the CFC Board in which we stated that it was not then a good time to seek to sell. There are times when it makes sense to sell and there are times when it doesn't. This is a time to sell.

                    * CAI has already proven its willingness to take action which benefits all shareholders. CAI's exchange in 1990 with CFC of the $60 million of Preferred Stock held by CAI for a note and warrants increased CFC's tangible capital to a positive amount and reduced CFC's future interest cost by $6 million a year.

               * There is no downside to stockholders if CAI's nominees are elected to the Board. If changing conditions show that CFC cannot be sold at this time at a price that yields significant value, the high economic stake of the CAI nominees, together with their backgrounds and qualifications, will serve to strengthen the Board of CFC in dealing with any issue which might be brought before it.

                    * Shareholders would benefit from the Board as a whole having a higher percentage ownership in the Company since a higher ownership stake on the part of the Board should strengthen the oversight process and tighten the "risk-reward" analysis as the Board examines strategic alternatives from time to time. The current Board and management own less than 3% of the outstanding shares of stock.

                    * The two CAI nominees each offer a unique background of indepth experience to the Board of CFC -- one from a banking and thrift management standpoint, the other from a strategic planning and mergers and acquisitions standpoint.

                    *    The two CAI nominees will bring a
                         shareholder perspective to the Board that is free from any prejudice that might result from either historical or personal ties to CFC.

                    *    Having a keen understanding of the
                         dynamics of the consolidation process
                         going on in the banking and thrift
                         industry, the CAI nominees possess a
                         benchmark to bring to the Board of CFC
                         against which all other alternatives can be measured.

                    *    As professional thrift and banking
                         investors CAI's nominees continually
                         update their skills and knowledge of the industry through reading of industry research, discussions with financial institution executives and investors, and attending bank investor conferences.

                    *    CAI has initiated discussion on many
                         significant issues with the Board and
                         management of CFC over the five years it has had an investment in the company.

          V.   Summary

               To summarize our views, CAI wants to maximize the value of all of CFC's shares and believes that the best way to achieve this goal is to actively pursue a sale or merger of the company now. It is evident to us that the CFC Board and management are not committed to this goal, and instead merely wish to continue with "business as usual". A multiple of factors relating to both the thrift and bank industries generally and CFC specifically, clearly demonstrate to us that now is the time to achieve the highest values in a sale or merger. These factors also show the substantial risks to CFC stockholders raised if CFC continues to follow a course of continued independence. The current directors, by their words and actions, have demonstrated to us that they have no interest in listening to views concerning the Company's strategic direction which are contrary to
          their own.   None of the written communications that
          CFC's Board has disseminated to CFC's stockholders, from the Proxy Statement to the subsequent letters, have contained any reasons why a sale or merger of CFC should not be pursued. Instead, the CFC Board's materials have merely focused on CAI's qualifications and motives, have presented what we believe to be a distorted view of the performance of CFC under Mr. Fitzgerald's leadership, and have utterly failed to focus on the economic advantages and disadvantages to stockholders of a sale or merger versus remaining independent. Finally, CAI's nominees are entirely qualified to serve on the CFC Board and, because the interests of CAI and its fellow stockholders are perfectly aligned, we see no valid reason not to vote for CAI's nominees.